UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-38508

CUSIP NUMBER: 54570M207

(Check One): ☐ Form 10-K   ☐ Form 20-F   ☐ Form 11-K    ☒ Form 10-Q   ☐ Form 10-D   ☐ Form N-CEN   ☐ Form N-CSR

For Period Ended: March 31, 2025

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Lottery.com Inc.

Full Name of Registrant

N/A

Former Name if Applicable

5049 Edwards Ranch Rd, 4th Floor

Address of Principal Executive Office (Street and Number)

Fort Worth, Texas 76109

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

(a)		The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	☒	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)		The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III— NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

The registrant has experienced delays in completing its Quarterly Report on Form 10-Q for the quarter ended March 31, 2025, within the prescribed time period due to its difficulty in completing and obtaining required financial and other reporting information without unreasonable effort and expense.

The registrant does plan to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2025, on or before the fifth day following the prescribed due date.

	PART IV — OTHER INFORMATION

Name and telephone number of person to contact in regard to this notification:

Rob Stubblefield	(650)	823-3727
(Name)	(Area code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No.

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Forward-looking Statements

This Form 12b-25 includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including the Company’s ability to file the March 31, 2025 Quarterly Report on Form 10-Q during the extension period. Such forward-looking statements are based on assumptions about many important factors, which could cause actual results to differ materially from those in the forward-looking statements, including those risks identified in the Company’s most recent Form 10-K and Form 10-Q and other SEC filings. Unless otherwise required by applicable law, the Company assumes no obligation to update any forward-looking statements, and expressly disclaims any obligation to do so, whether as a result of new information, future events or otherwise.

Lottery.com Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2025	By	/s/ Robert J. Stubblefield
	Name:	Robert J. Stubblefield
	Title:	Chief Financial Officer